UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.1)*

                        SALEM COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   794093 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

      Jonathan L. Block, General Counsel, Salem Communications Corporation, 4880 Santa Rosa Road, Suite 300, Camarillo, CA 93012 (805) 987-0400
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]          Rule  13d-1(b)
          [ ]          Rule  13d-1(c)
          [X]          Rule  13d-1(d)

---------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which
would  alter  the  disclosures  provided  in  a     prior  cover  page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to all other provisions of the Act (however, see the Notes).

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1     NAME  OF  REPORTING  PERSON          Stuart  W.  Epperson,  Sr.

      S.S.  or  I.R.S.  IDENTIFICATION     (###-##-####),
      NO. OF PERSON                        for himself and as Trustee of the
                                           Epperson 1999 Trust  No.  1,
                                           U/D/T dated March 31, 1999
                                           (###-##-####)
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2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

(a)  [  ]

(b)  [  ]
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3     SEC  USE  ONLY

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4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      United  States  of  America
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                                       5     SOLE VOTING POWER
             NUMBER OF                       4,317,029 shares
              SHARES                   ----------------------------------------
           BENEFICIALLY                6     SHARED VOTING POWER
             OWNED BY                        0
               EACH                    ----------------------------------------
             REPORTING                 7     SOLE DISPOSITIVE POWER
              PERSON                         4,317,029 shares
               WITH                    ----------------------------------------
                                       8     SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       4,317,029 shares
-------------------------------------------------------------------------------
10     CHECK  BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       [  ]
-------------------------------------------------------------------------------
11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)

       24.1%
-------------------------------------------------------------------------------
12     TYPE  OF  REPORTING  PERSON  (See  Instructions)

       IN  and  00  (Trust)
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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1     NAME  OF  REPORTING  PERSON          Nancy A.  Epperson

      S.S.  or  I.R.S.  IDENTIFICATION     ###-##-####
      OF PERSON
-------------------------------------------------------------------------------
2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

(a)  [  ]

(b)  [  ]
-------------------------------------------------------------------------------
3     SEC  USE  ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      United  States  of  America
-------------------------------------------------------------------------------
                                       5     SOLE VOTING POWER
             NUMBER OF                       0
              SHARES                   ----------------------------------------
           BENEFICIALLY                6     SHARED VOTING POWER
             OWNED BY                        0
               EACH                    ----------------------------------------
             REPORTING                 7     SOLE DISPOSITIVE POWER
              PERSON                         0
               WITH                    ----------------------------------------
                                       8     SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       4,317,029 shares
-------------------------------------------------------------------------------
10     CHECK  BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                       [  ]
-------------------------------------------------------------------------------
11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)

       24.1%
-------------------------------------------------------------------------------
12     TYPE  OF  REPORTING  PERSON  (See  Instructions)

       IN  and  00  (Trust)
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Pursuant to Rule 13d-1(k)(1), this statement is filed on behalf of two or more reporting persons identified herein with respect to shares of Class A Common Stock of Salem Communications Corporation.

ITEM  1(a).     NAME OF ISSUER:
                Salem  Communications  Corporation

ITEM  1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                4880 Santa Rosa Road, Suite 300, Camarillo, California 93012

ITEM  2(a).     NAME OF PERSON FILING:
                This  statement  is  filed by two (2) reporting persons:
                (1) Stuart W. Epperson, Sr. ("S. Epperson") for himself and as Trustee of the Epperson 1999 Trust No. 1, U/D/T dated March 31, 1999, and (2) Nancy A. Epperson
                ("N. Epperson") for herself.

ITEM  2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                4880 Santa Rosa Road, Suite 300, Camarillo, California 93012

ITEM  2(c).     CITIZENSHIP:
                United States of America

ITEM  2(d).     TITLE OF CLASS OF SECURITIES:
                This statement relates to the Class A Common Stock, par value $0.01 per share, of Salem Communications Corporation
                (the  "Class  A  Common  Stock")

ITEM  2(e).     CUSIP NUMBER:
                794093 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                (b)  [  ]  Bank as defined in Section 3(a)(6) of the
                Exchange Act;

                (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

                (e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

                (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);

                (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                (j)  [  ]  Group, in accordance with Rule 13d-1(b)(ii)(J).

                Not  applicable.

ITEM  4.        OWNERSHIP.

                (a)  AMOUNT BENEFICIALLY OWNED:  As  of  December  31, 2000;
                (1) S. Epperson was deemed to beneficially own 2,145,817 shares of Class A Common Stock held by himself and 2,171,212 shares of Class A Common Stock held by the Epperson 1999 Trust No. 1, U/D/T dated March 31, 1999; (2) N. Epperson was deemed to beneficially own 4,317,029 shares of Class A Common Stock because, as husband and wife, E. Epperson and
                N. Epperson are each deemed to be the beneficial owner of shares held by the other.

                (b)  PERCENT  OF  CLASS:

                S.  Epperson  -  24.1%
                N.  Epperson  -  24.1%

                (c)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

                (i)  SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -

                S.  Epperson  -  4,317,029
                N.  Epperson  -  0

                (ii)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -

                S.  Epperson  -  0
                N.  Epperson  -  0

                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -

                S.  Epperson  -  4,317,029
                N.  Epperson  -  0

                (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF -

                S.  Epperson  -0
                N.  Epperson  -0

ITEM  5.        OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

                Not applicable.

ITEM  6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not  applicable.

ITEM  8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM  9.        NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM  10.       CERTIFICATION.

                Not applicable.

                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.

Dated:     February 13,  2001
                                        /s/  Stuart  W.  Epperson,  Sr.
                                        ---------------------------------------
                                        Stuart  W.  Epperson,  Sr.

Dated:     February 13,  2001
                                        /s/  Nancy  A.  Epperson
                                        ---------------------------------------
                                        Nancy  A.  Epperson

                                  EXHIBIT INDEX


Exhibit  No.                   Description
-----------                   -----------
    1                         Filing Agreement - regarding the filing of one
                              statement with respect to the same securities, previously filed on February 11, 2000.